FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Six months ended September 30, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – Six months ended September 30, 2014

Nomura reported net revenue of 744.7 billion yen, income before income taxes of 125.7 billion yen, and net income attributable to NHI shareholders of 72.7 billion yen for the six months ended September 30, 2014. Basic-Net income attributable to NHI shareholders per share was 19.87 yen and Diluted-Net income attributable to NHI shareholders per share was 19.34 yen. Annualized return on shareholders’ equity1 was 5.7%.

i.)	Financial Position

As of September 30, 2014, Nomura’s total capital ratio2 was 14.7% and its Tier 1 capital ratio2 and Tier 1 common ratio2 were both 12.7%. Nomura had total assets of 43,802.1 billion yen, an increase of 281.8 billion yen compared to March 31, 2014, primarily due to increase in Trading assets. Total liabilities as of September 30, 2014 were 41,186.9 billion yen, an increase of 219.8 billion yen compared to March 31, 2014, primarily due to increases in Securities loaned. Total equity as of September 30, 2014 was 2,615.2 billion yen, an increase of 62.0 billion yen compared to March 31, 2014. Leverage ratio as of September 30, 2014 was 17.1 and net leverage ratio3 was 10.7.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by two.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2014.

NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) which must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratios in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]

Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the six months ended September 30, 2014 increased by 2.9% from the same period in the prior year to 619.0 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of September 30, 2014, total NHI shareholders’ equity was 2,561.1 billion yen, which represented an increase of 47.4 billion yen compared to March 31, 2014.

Level 3 assets (net)4 were approximately 0.3 trillion yen as of September 30, 2014.

iv.)	Value at Risk

Value at risk5 as of September 30, 2014 was 6.8 billion yen, which represents a 32.4% increase compared to March 31, 2014.

v.)	Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
		(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	6.00	—
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

vi.)	Number of Employees

As of September 30, 2014, Nomura had 28,939 employees globally (Japan: 16,244, Europe: 3,530, Americas: 2,421, Asia-Pacific (including the Powai office in India): 6,744).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2014.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for Nomura’s outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Six months ended September 30, 2014 - Business Highlights

Net revenue was 744.7 billion yen, a decrease of 5.5% from the same period in the prior year. Non-interest expenses were 619.0 billion yen, an increase of 2.9% compared to the same period in the prior year. Income before income taxes was 125.7 billion yen, a decrease of 32.5% from the same period in the prior year.

•	Net revenue in Retail was 224.8 billion yen, a decrease of 21.4% from the same period in the prior year.

•	Net revenue in Asset Management was 45.0 billion yen, an increase of 16.1% compared to the same period in the prior year.

•	Net revenue in Wholesale was 379.5 billion yen, an increase of 0.4% compared to the same period in the prior year.

Business Segment Information

Retail

Net revenue for the six months ended September 30, 2014 was 224.8 billion yen, a 21.4% decrease from the same period in the prior year primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expenses decreased by 6.5% to 154.3 billion yen. As a result, income before income taxes decreased by 41.8% to 70.5 billion yen.

Retail client assets as of September 30, 2014 were 99.3 trillion yen, comprised of 58.1 trillion yen in equities, 6.5 trillion yen in foreign currency bonds, 13.0 trillion yen in domestic bonds including CBs and warrants, 9.9 trillion yen in stock investment trusts, 6.5 trillion yen in bond investment trusts, 1.8 trillion yen in overseas mutual funds, and 3.5 trillion yen in other6.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	286.1	224.8	(21.4)
Non-interest expenses	165.0	154.3	(6.5)

Income (loss) before income taxes	121.1	70.5	(41.8)

Asset Management

Net revenue increased by 16.1% from the same period in the prior year to 45.0 billion yen. Non-interest expenses increased by 11.6% to 28.9 billion yen. As a result, income before income taxes increased by 25.0% to 16.1 billion yen. Assets under management were 34.8 trillion yen as of September 30, 2014, an increase of 4.0 trillion yen from March 31, 2014.

In addition, Nomura’s share of the public investment trust market in Japan as of September 30, 2014 was 23.1%7,8. Also as of September 30, 2014, Nomura’s share in Japan of public stock investment trusts was 19%7,8, while Nomura’s share of public bond investment trusts was 43%7,8.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	38.8	45.0	16.1
Non-interest expenses	25.9	28.9	11.6

Income (loss) before income taxes	12.9	16.1	25.0

[6]	Includes annuity insurance.
[7]	Nomura Asset Management Co., Ltd. only.
[8]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 0.4% from the same period in the prior year to 379.5 billion yen (208.6 billion yen from Fixed Income, 126.0 billion yen from Equities, and 44.8 billion yen from Investment Banking). Non-interest expenses increased by 7.4% to 351.5 billion yen. As a result, income before income taxes was 27.9 billion yen, a decrease of 44.7% from the same period in the prior year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	378.0	379.5	0.4
Non-interest expenses	327.4	351.5	7.4

Income (loss) before income taxes	50.5	27.9	(44.7)

Other Operating Results Net revenue was 89.3 billion yen. Income before income taxes was 5.1 billion yen. Other Operating Results
	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	72.7	89.3	22.9
Non-interest expenses	83.2	84.2	1.2

Income (loss) before income taxes	(10.5)	5.1	—

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue

Business segment information:
Retail	286,072	224,803	(21.4)
Asset Management	38,800	45,029	16.1
Wholesale	377,957	379,456	0.4

Subtotal	702,829	649,288	(7.6)
Other	72,681	89,294	22.9

Net revenue	775,510	738,582	(4.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	12,201	6,089	(50.1)

Net revenue	787,711	744,671	(5.5)

Non-interest expenses

Business segment information:
Retail	165,011	154,332	(6.5)
Asset Management	25,937	28,946	11.6
Wholesale	327,435	351,508	7.4

Subtotal	518,383	534,786	3.2
Other	83,176	84,206	1.2

Non-interest expenses	601,559	618,992	2.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	601,559	618,992	2.9

Income (loss) before income taxes

Business segment information:
Retail	121,061	70,471	(41.8)
Asset Management	12,863	16,083	25.0
Wholesale	50,522	27,948	(44.7)

Subtotal	184,446	114,502	(37.9)
Other *	(10,495)	5,088	—

Income (loss) before income taxes	173,951	119,590	(31.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	12,201	6,089	(50.1)

Income (loss) before income taxes	186,152	125,679	(32.5)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net gain (loss) related to economic hedging transactions	5,706	9,088	59.3
Realized gain (loss) on investments in equity securities held for operating purposes	688	3,145	357.1
Equity in earnings of affiliates	14,227	11,462	(19.4)
Corporate items	(21,045)	(11,482)	—
Other	(10,071)	(7,125)	—

Total	(10,495)	5,088	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the six months ended September 30, 2014, in accordance with U.S. GAAP.

Millions of yen
For the six months ended September 30, 2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	¥114,083
Add: Fixed charges	168,303
Distributed income of equity investees	4,273

Earnings as defined	¥286,659

Fixed charges	¥168,303
Ratio of earnings to fixed charges[9]	1.7

[9]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

CAPITALIZATION AND INDEBTEDNESS10

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2014. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2014.

Millions of yen
As of September 30, 2014
Short-term borrowings	¥609,481
Long-term borrowings	8,412,012
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at September 30, 2014
Issued—3,822,562,601 shares at September 30, 2014
Outstanding—3,640,236,853 shares at September 30, 2014	594,493
Additional paid-in capital	683,112
Retained earnings	1,335,236
Accumulated other comprehensive income (loss)	70,533

Total NHI shareholders’ equity before treasury stock	2,683,374
Common stock held in treasury, at cost—182,325,748 shares at September 30, 2014	(122,286)

Total NHI shareholders’ equity	2,561,088
Noncontrolling interests	54,130

Total equity	2,615,218

Total capitalization and indebtedness	¥11,636,711

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥12,130 million as of September 30, 2014.

Disclaimers

•	This document is produced by Nomura. Copyright 2014 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2014.